FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
(Print or Type Responses)	BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Smith Dan L. (Last) (First) (Middle)	4. Statement for Month/Year 11/01
823 Riverview Drive (Street)	5. If Amendment, Date of Original (Month/Year) 12/01
Benton Harbor Michigan 49022 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Chemical Financial Corporation (CHFC)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title X Other (specify below) below) Officer of Principal Business Unit
3. I.R.S. or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	11/09/01	J(1)		1,096	D	n/a	See below	I	By wife Trust
Common Stock	11/27/01	G	V	100	D	n/a	10,900 (2)	I	By wife Trust
Common Stock	11/09/01	J(1)		1,096	A	n/a	See below	I	By Family Limited Partnership
Common Stock	11/21/01	S		1,096	D	$29.00	0 (2)	I	By Family Limited Partnership
Common Stock							49,643	D
Common Stock							6,572.332	I	401(k) Plan
(1) Change in form of beneficial ownership exempt from Section 16. (2) The reporting person disclaims beneficial ownership of all shares owned by his wife.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securitie(Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount of Number of Shares

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute	Dan L. Smith By: /s/ Dan L. Smith*	December 10, 2001
Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	*Jeffrey A. Ott Attorney-in-Fact

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

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required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

                    The undersigned, a director and/or officer of Chemical Financial Corporation, a Michigan corporation (the "Company"), does hereby nominate, constitute and appoint Aloysius J. Oliver, David B. Ramaker, Lori A. Gwizdala and Jeffrey A. Ott, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments that such attorneys and agents, or any of them, may deem necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Section 16(a) of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report or statement on Form 3, 4 or 5, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

                    The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact.

                    This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) has any obligation under Section 16 of the Act with respect to securities of the Company.

Date: January 18th, 2001	/s/ Dan L. Smith
Dan L. Smith